Exhibit 99.1

Undertone Expands Publisher Network, Adding 20 Top-Tier Partners to Existing Powerful Portfolio

Faced with the power of the duopoly, publishers increasingly recognize the critical role of
Undertone’s demand platform in providing unique, high CPM ad units

Tel Aviv, Israel & NEW YORK – February 20, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a pioneer and leader in cross-platform synchronized digital branding for the world’s most prominent brands, enters 2019 with an expanded roster of high-quality publisher partners thanks to the addition of 20 of the top 250 Comscore ranked publishers. These publishers include SheKnows.com (SHE Media), CafeMedia, Tribune Publishing and Future (which acquired Purch in 2018). Undertone now reaches a stunning 79 percent of all Internet users—with 203 million unique visitors (out of 257 million total US internet users based on data from Comscore) across its transparent, customizable publisher list.

Undertone’s new publisher partners will benefit from the platform’s ability to deliver effective branding and performance campaigns by synchronizing full campaigns across device, funnel and distribution channels.

Undertone offers publishers high CPM creative ad units that add visual appeal to their content, while taking on the sales responsibility and demand generation; this is a strategic, direct-sold and unique combination not available to publishers anywhere else.  In today’s climate of increased economic pressures, publishers recognize that Undertone’s partnership supplements their ongoing efforts with additional revenue critical to their bottom lines.

Undertone’s cutting-edge ad formats, proven successful with System1 research and measurements, are compliant with the Coalition for Better Ads, creating a user experience as intriguing and inspirational as the editorial content within which it appears. With the ongoing battle for attention, publishers can hold the interests of their users with both their content and captivating ad units.

Beyond Undertone’s ability to attract premium publishers, the company advocates for and supports its publisher partners in a variety of important ways. Undertone simplifies programmatic transactions, helps publishers navigate the guidelines of the Coalition for Better Ads and delivers ad experiences that justify the higher CPMs that enable publishers to be more selective about their overall advertising mix and density.

“Publisher partnerships are an increasingly meaningful part of our business, and the growth we’ve seen in these relationships testifies to our unique demand, high CPM and quality ad formats. They recognize our ability to enhance the value of their content and provide consumers an alternative to the duopoly,” said Ran Cohen, SVP, Product of Undertone. “These relationships give us critical scale for the world’s most discerning brands. We’re excited to continue to bring innovation to the market and change how consumers interact with publishers’ ad content.”

As 2019 unfolds, Undertone expects to continue to attract prestigious publisher partners that recognize that only best-in-class creative and cross-platform harmonization can bring consumers and brands the meaningful relevance they seek in a noisy and fragmented digital universe.

About Undertone:

Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.